Filed by Aegon N.V.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Aegon N.V.

Commission File No.: 1-10882

Form F-4 Registration No.: 333-273041

Notice to U.S. shareholders

In connection with the proposed Redomiciliation, Aegon N.V. has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration No. 333-273041), which became effective on July 21, 2023, that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Convocation and Agenda with Explanatory Notes does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; the Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

Convocation and agenda with explanatory notes for the Dutch EGM

Extraordinary General Meeting of Shareholders (the “EGM”) of Aegon N.V. (the “Company”) on Friday, September 29, 2023, at 09:30 CET at Aegon’s head office, Aegonplein 50, 2591 TV The Hague, the Netherlands.

Shareholders are invited to attend the EGM. The Company has decided to hold the EGM in a hybrid manner. This means that with respect to attending the EGM, shareholders have the choice to attend the EGM in person or virtually. The terms of the Company’s Policy regarding a Hybrid Meeting of Shareholders will be applicable to the EGM. A live stream of the EGM will be available at www.aegon.com.

Agenda

(•) These items will not be voted upon.

1.	Opening (•)

2.	Redomiciliation

2.1	Proposal to enter into the cross-border conversion to Luxembourg and to amend the Articles of Association to reflect the conversion into a Luxembourg S.A.

3.	Composition of the Board of Directors of Aegon S.A. and of the Board of Aegon Ltd.

3.1	Appointment of William Connelly
3.2	Appointment of Mark Ellman
3.3	Appointment of Karen Fawcett
3.4	Appointment of Jack McGarry
3.5	Appointment of Caroline Ramsay
3.6	Appointment of Thomas Wellauer
3.7	Appointment of Corien Wortmann-Kool
3.8	Appointment of Dona Young
3.9	Appointment of Lard Friese

4.	Appointment independent auditor Aegon S.A. and Aegon Ltd.

4.1	Appointment independent auditor Aegon S.A.
4.2	Appointment independent auditor Aegon Ltd. for the 2023 financial year
4.3	Appointment independent auditor Aegon Ltd. for the 2024 financial year

5.	Any other business (•)

6.	Closing (•)

The redomiciliation to Bermuda (the “Redomiciliation”) and related matters are more fully described in the Shareholder Circular available on Aegon’s corporate website and the registration statement on form F-4 which will become available on Aegon’s corporate website. We urge you to carefully read these documents.

A separate convocation and agenda with explanatory notes has been prepared and published for the Luxembourg EGM that will be held on Saturday, September 30, 2023 at 09:30 CET in Luxembourg. We urge you to also review the information regarding the Luxembourg EGM and submit your votes timely for the EGM and the Luxembourg EGM.

This convocation (including agenda and explanatory notes) and the other relevant meeting documents, including the Shareholder Circular, the Conversion Proposal (including Aegon S.A.’s draft articles of association) and the Board Report, each dated June 30, 2023, the Hybrid Meeting of Shareholders Manual and FAQ, as well as the Company’s Policy regarding a Hybrid Meeting of Shareholders are available on Aegon’s corporate website (www.aegon.com/egm) as of August 17, 2023.

Record Date

Recognized as persons entitled to take part in the EGM are those who hold shares of Aegon N.V. on the Record Date, Friday, September 1, 2023, following the processing of all additions and withdrawals as at the Record Date. This applies by analogy to pledgees and usufructuaries of shares holding the right to attend General Meetings of Shareholders of Aegon N.V. At the EGM, no shareholder rights can be exercised by the holder of shares acquired after September 1, 2023

Mandatory registration of intention to participate in the EGM

Shareholders holding their shares in a securities account under the Dutch giro system, who wish to participate in the EGM, are required to register by notifying their intended participation to ABN AMRO Bank N.V., Amsterdam, the Netherlands (“ABN AMRO”), which is possible from Sunday, September 3, 2023, until Friday, September 22, 2023, at the latest. This registration can be made through the ABN AMRO website (www.abnamro.com/evoting) or through the shareholder’s bank or stockbroker (intermediary) within the meaning of the Dutch Securities Transactions Act (“Wet Giraal Effectenverkeer”) by submitting a statement from the shareholder’s intermediary regarding one’s ownership of shares on the Record Date as stated above. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting in person, virtually, or alternatively, grant a proxy to vote without attending the meeting as referred to below.

Holders of New York Registry Shares, or holders of New York Registry Shares through a custodian, broker or other agent, and who wish to attend the meeting in person, should call Citibank, N.A., Aegon’s U.S. Shareholder Security Agent at 1-888-756- 1769, which is possible until Friday, September 22, 2023 10:00 a.m. New York time at the latest.

Shareholders registered in the Company’s register of shareholders will receive a letter containing information on how to notify their participation. They are required to inform Aegon N.V. in writing of their intention to participate in the EGM by Friday, September 22, 2023, at the latest.

Shareholders with vested Aegon shares from incentive plans will receive an e-mail containing information on how to notify their participation. These shareholders must first register via www.abnamro.com/evoting in order to participate in the meeting and to exercise their voting rights. Upon registration via ABN AMRO, shareholders will be requested to choose whether they attend the meeting in person or alternatively, grant a proxy to vote without attending the meeting as referred to below.

Voting without attending the EGM in person or virtually

Shareholders holding their shares in a securities account and shareholders with vested Aegon shares from incentive plans who have registered with ABN AMRO as outlined above have two manners to vote without attending the meeting:

1.

Shareholders can vote through the e-voting system of ABN AMRO (www.abnamro.com/evoting) which entails a voting instruction to Mr. R.H. Kleipool, civil law notary at De Brauw Blackstone Westbroek N.V. or his substitute (the “Notary”). The deadline for voting through the e-voting system of ABN AMRO is Friday, September 22, 2023, 23:59 CET

2.

Shareholders may grant a written proxy (with or without a voting instruction) to the Company Secretary or the Notary, as their representative, by using the power of attorney. The power of attorney, as published on the corporate website, must have been received by the Company Secretary (bieke.debruyne@aegon.com) before Friday, September 22, 2023, 18:00 CET

Holders of New York Registry Shares on the Record Date must follow the voting procedures and instructions received from their financial intermediary or, as the case may be, its procedures on changing or revoking voting instructions and may vote at the EGM by completing the voting instructions card or, if applicable, via the internet or by telephone prior to 10:00 a.m. New York Time on Friday, September 22, 2023 in accordance with the proxy solicitation notice.

Shareholders registered in the Company’s register of shareholders may also use a power of attorney (option 2 above) to vote without attending the meeting.

Voting instructions and proxies provided may be shared with the Company ahead of the EGM.

Attendance, participation, and voting virtually at the EGM

The Company allows shareholders who have registered with ABN AMRO as outlined above, to attend, participate, and vote at the EGM remotely through electronic means (i.e., virtually). With respect to virtual attendance, the following applies

•

Shareholders can virtually attend the EGM via www.abnamro.com/evoting. The option of virtual attendance will not be available to holders of New York Registry Shares and shareholders registered in the Company’s register of shareholders. In addition, virtual attendance may not be available if a shareholder’s intermediary does not support online voting.

•

Shareholders who have registered for virtual attendance at the EGM will receive a confirmation of registration by email which will contain a unique link. Via this link, the shareholder can login to the online platform of the EGM by means of a two- step verification process (by SMS verification).

•

Certain details of the shareholder will be required for authentication purposes, such as a valid email address, securities account, and mobile phone number, in order to provide virtual access. Where applicable, also the intermediaries are requested to provide the same information with respect to the shareholders who wish to virtually attend the EGM through the online platform.

•

On the day of the EGM, shareholders may log into the online platform via www.abnamro.com/evoting from 08:30 CET until the start of the meeting at 09:30 CET. Shareholders who wish to attend the EGM virtually must log in and complete the admission procedure for the EGM before the meeting starts. Shareholders are recommended to log in at least 15 minutes prior to the start of the EGM. Shareholders who have not logged in before the start of the EGM via the online platform cannot vote or ask questions online during the EGM. These shareholders can only follow the EGM via the livestream.

•

The Company’s Policy regarding a Hybrid Meeting of Shareholders apply to shareholders who wish to attend the EGM via the online platform. The Company’s Policy regarding a Hybrid Meeting of Shareholders, as well as an overview of the minimum requirements to the devices and systems that can be used for virtual attendance (if applicable), will be available on www. aegon.com.

•

Virtual attendance entails risks, as described in the Company’s Policy regarding a Hybrid Meeting of Shareholders. If a shareholder wishes to avoid such risks, he or she should choose to render their voting instructions as described above under the header “voting without attending the meeting” or join the meeting in person

Attendance, participation, and voting in person at the EGM

The Company allows shareholders who have registered as outlined above, to attend, participate, and vote in person at the EGM. With respect to in person attendance, the following applies

•

Shareholders or their proxy holders can only exercise their meeting/voting rights at the EGM if they register in person directly prior to the EGM. Registration to attend will take place at the premises between 08:30 CET and the start of the EGM at 09:30 CET. Shareholders or their proxy holders must provide evidence of their identity by way of a valid form of identification. Proxy holders must also provide proof of their authorization in writing.

•	Voting will take place via a voting app on the shareholders’ personal smart phone or tablet.

•

It is recommended that shareholders or their proxy holders download the voting app prior to the EGM in the iOS App Store or the Google Play Store by searching for and downloading ‘Lumi AGM’. Alternatively, if shareholders do not wish to download the app, they can exercise their voting rights during the EGM via the webpage https://web.lumiAGM.com.

•	At the EGM, shareholders will be able to use Aegon’s open Wi-Fi network.

•	Devices for voting can also be provided at the meeting.

•

The Meeting ID, username, and password for using an own smartphone or tablet during the EGM will be provided to the shareholders upon registration at the entrance of the meeting room. Please make sure your smart phone or tablet is sufficiently charged

Written Questions

Aegon offers shareholders the opportunity to submit written questions concerning items on the agenda as from Record Date (i.e., Friday, September 1, 2023) until Friday, September 22, 2023, 13:00 CET at the latest. All questions should be submitted to Aegon’s Investor Relations team by e-mail at ir@aegon.com or by mail at the following postal address Aegon Investor Relations, P.O. Box 85, 2501 CB, The Hague, the Netherlands.

Explanation of the agenda

The Shareholder Circular that forms part of the meeting documents for the EGM provides information on all facts and circumstances relevant to vote on the proposed Redomiciliation. Capitalized terms used in the explanation have been defined in the Shareholder Circular.

2.	Redomiciliation

2.1

Proposal to (i) enter into the Luxembourg Conversion, (ii) amend the Articles of Association to reflect the conversion into a Luxembourg S.A., including the determination of the registered seat within the Grand-Duchy of Luxembourg and of the financial year and (iii) authorize the completion of formalities with the Luxembourg Commercial and Companies Register

Pursuant to this proposal, Aegon N.V., as a Dutch N.V., shall enter into the Luxembourg Conversion in accordance with the Conversion Proposal, pursuant to which Aegon N.V. will redomicile and convert into a Luxembourg S.A. At the Luxembourg Conversion Effective Time, all Aegon N.V. Shares will remain issued, and will become Aegon S.A. Shares pursuant to the Luxembourg Conversion. Further information regarding this proposal to enter into the Luxembourg Conversion and to amend the Articles of Association to establish the Luxembourg Conversion and to align Aegon’s Articles of Association with Luxembourg law, including the timing and the dependencies, is given in the Shareholder Circular.

This agenda item 2.1 also includes a proposal to grant a power of attorney to (i) each of the members of the Executive Board of Aegon, (ii) any clerk or employee of the Luxembourg enacting notary, as well as (iii) any lawyer or employee of Arendt & Medernach S.A., each acting individually, in order to represent Aegon in the Grand Duchy of Luxembourg towards any administrative, fiscal or other local authorities, as well as towards the R.C.S. Luxembourg regarding any formalities to be accomplished further to the Redomiciliation.

3.	Composition of the Board of Directors of Aegon S.A., and of the Board of Aegon Ltd.

It is proposed to address and vote on the composition of the board of directors of Aegon S.A, and the composition of the board of Aegon Ltd. during this EGM. The proposed appointments of the members of the board of directors of Aegon S.A., and the appointments of the members of the board of Aegon Ltd. are each subject to the effectuation of the Luxembourg Conversion, respectively the Bermuda Conversion. The term of each proposed appointment is aligned with the existing retirement schedule of the members of the Supervisory Board of Aegon N.V. or with the term for which the Chief Executive Officer has been appointed as member of the Executive Board of Aegon N.V.

3.1	Appointment of Mr. William Connelly

It is proposed that Mr. William Connelly be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 2 years until the end of the AGM to be held in 2025 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non- executive director of the board of Aegon Ltd. for a term of 2 years until the end of the AGM to be held in 2025 and effective as per the Bermuda Conversion Effective Time. Further information regarding Mr. William Connelly and his qualifications is available at Aegon’s corporate website.

3.2	Appointment of Mr. Mark Ellman

It is proposed that Mr. Mark Ellman be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 2 years until the end of the AGM to be held in 2025 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non-executive director of the board of Aegon Ltd. for a term of 2 years until the end of the AGM to be held in 2025 and effective as per the Bermuda Conversion Effective Time. Further information regarding Mr. Mark Ellman and his qualifications is available at Aegon’s corporate website.

3.3	Appointment of Ms. Karen Fawcett

It is proposed that Ms. Karen Fawcett be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 3 years until the end of the AGM to be held in 2026 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non- executive director of the board of Aegon Ltd. for a term of 3 years until the end of the AGM to be held in 2026 and effective as per the Bermuda Conversion Effective Time. Further information regarding Ms. Karen Fawcett and her qualifications is available at Aegon’s corporate website.

3.4	Appointment of Mr. Jack McGarry

It is proposed that Mr. Jack McGarry be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 2 years until the end of the AGM to be held in 2025 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non- executive director of the board of Aegon Ltd. for a term of 2 years until the end of the AGM to be held in 2025 and effective as per the Bermuda Conversion Effective Time. Further information regarding Mr. Jack McGarry and his qualifications is available at Aegon’s corporate website.

3.5	Appointment of Ms. Caroline Ramsay

It is proposed that Ms. Caroline Ramsay be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 1 year until the end of the AGM to be held in 2024 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non- executive director of the board of Aegon Ltd. for a term of 1 year until the end of the AGM to be held in 2024 and effective as per the Bermuda Conversion Effective Time. Further information regarding Ms. Caroline Ramsay and her qualifications is available at Aegon’s corporate website.

3.6	Appointment of Mr. Thomas Wellauer

It is proposed that Mr. Thomas Wellauer be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 1 year until the end of the AGM to be held in 2024 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non- executive director of the board of Aegon Ltd. for a term of 1 year until the end of the AGM to be held in 2024 and effective as per the Bermuda Conversion Effective Time. Further information regarding Mr. Thomas Wellauer and his qualifications is available at Aegon’s corporate website.

3.7	Appointment of Ms. Corien Wortmann-Kool

It is proposed that Ms. Corien Wortmann-Kool be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 1 year until the end of the AGM to be held in 2024 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non-executive director of the board of Aegon Ltd. for a term of 1 year until the end of the AGM to be held in 2024 and effective as per the Bermuda Conversion Effective Time. Further information regarding Ms. Corien Wortmann-Kool and her qualifications is available at Aegon’s corporate website.

3.8	Appointment of Ms. Dona Young

It is proposed that Ms. Dona Young be appointed as (i) member of the board of directors of Aegon S.A. as a non- executive director effective as per the Luxembourg Conversion Effective Time for a term of 2 years until the end of the AGM to be held in 2025 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as a non-executive director of the board of Aegon Ltd. for a term of 2 years until the end of the AGM to be held in 2025 and effective as per the Bermuda Conversion Effective Time. Further information regarding Ms. Dona Young and her qualifications is available at Aegon’s corporate website.

3.9	Appointment of Mr. Lard Friese

It is proposed that Mr. Lard Friese be appointed as (i) member of the board of directors of Aegon S.A. as an executive director effective as per the moment of the Luxembourg Conversion Effective Time for a term of 1 year until the end of the AGM to be held in 2024 or until the Bermuda Conversion Effective Time, which ever event occurs first, and (ii) as an executive director of the board of Aegon Ltd. for a term of 1 year until the end of the AGM to be held in 2024 and effective as per the Bermuda Conversion Effective Time. Further information regarding Mr. Lard Friese and his qualifications is available at Aegon’s corporate website.

4.	Appointment independent auditor

It is proposed to appoint the independent auditor of Aegon S.A. and the independent auditor of Aegon Ltd. during this EGM.

4.1	Appointment independent auditor (réviseur d’entreprises agréé) Aegon S.A.

It is proposed to appoint PricewaterhouseCoopers Société Coopérative, incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, ‘R.C.S. Luxembourg’), having its registered office at 2 Rue Gerhard Mercator, B.P. 1443, l-1014 Luxembourg as independent auditor (réviseur d’entreprises agréé) of Aegon S.A. for the 2023 Annual Accounts subject to and effective as per the Luxembourg Conversion Effective Time. The appointment automatically expires upon the Bermuda Conversion Effective Time.

4.2	Appointment independent auditor Aegon Ltd.

It is proposed to appoint PricewaterhouseCoopers Accountants N.V. as independent auditor of Aegon Ltd. for the Annual Accounts of 2023 effective subject to and as per the Bermuda Conversion Effective Time.

4.3	Appointment independent auditor Aegon Ltd.

It is proposed to appoint Ernst & Young Accountants LLP as independent auditor of Aegon Ltd. for the Annual Accounts of 2024 effective subject to the Bermuda Conversion Effective Time.

Follow the EGM via our live webcast on the day of the EGM

> Quick Links

Shareholder Circular > (external link)

Conversion proposal (including Aegon S.A.’s draft articles of association) (external link)

Board Report (external link)

Power of Attorney > (external link)

Policy Regarding a Hybrid Meeting of Shareholders > (external link)

Hybrid Meeting of Shareholders Manual and FAQ > (external link)

Aegon’s privacy notice > (external link)

Overview shares and votes > (external link)

ABN AMRO e-voting portal > (external link)

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